VIA EDGAR

September 28, 2010

Dave Irving
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:         Sun Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-K/A for Fiscal Year Ended December 31, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Form 8-K filed April 21, 2010
File No. 000-20957

Dear Mr. Irving:

On behalf of Sun Bancorp, Inc. (the “Company”), we hereby submit the following additional information in response to the staff’s comment letter dated July 20, 2010, with respect to the above-referenced filings.  The Company has previously responded by letter dated August 2, 2010.  In addition, one unresolved comment was discussed by telephone on September 7, 2010 between Robert Crowl, CFO of Sun National Bank, and Dave Irving, Mark Thomas, and other SEC staff members.  In those conversations, the Staff requested and the Company is hereby submitting certain additional information regarding the Company’s holdings of Amboy Bancorp Capital Trust III as it relates to its assessment of an Other-Than-Temporary-Impairment (“OTTI”).

The financial performance of Amboy Bancorp (“Amboy” or “Issuer”), is monitored on  a quarterly basis using data from the Issuer’s most recent Call Reports to assess the probability of cash flow impairment. As contractually permitted, the Issuer elected to defer its normal quarterly dividend payment beginning with the payment due September 1, 2009.  As indicated in the Company’s filings, the Company has concluded that no OTTI existed based primarily on the

Dave Irving
Division of Corporation Finance
September 28, 2010

contractual requirement that, when the Issuer returns to paying status, the Issuer is required to pay all deferred dividends with interest on those dividends and the Issuer’s principal banking subsidiary continuing to meet the regulatory minimum requirement to be considered well capitalized.  The Company continues to believe the highest probability outcome is that all principal and accrued dividends will be paid.

However, the Company also recognizes that there is some probability that the Issuer will either default or otherwise settle their contractual obligation to the Company at an amount less than the full contractual principal and dividends due to the Company under the terms of the trust indenture.   This probability has increased with the deteriorating credit and profitability trends noted within the Issuer’s recent regulatory reports.  In addition, the Company recognizes that the probability of default or partial non-payment increases as the length of the deferral period increases.

In recognition of the increased probability of default or partial non-payment potential, the Company expects to record an OTTI charge to earnings during the three month period ended September 30, 2010.  In determining the amount of the OTTI charge, the Company considered several alternative methods to determine the amount of credit impairment to be applied to the Amboy security.  The methodologies considered included: 1) A historical default study of banks of similar size of the Issuer with similar Texas ratios and Risk Based Capital ratios to that of the Issuer; 2) A probability- weighted cash flow analysis utilizing the Company’s estimation of the probability of  (a) default, (b) full recovery or (c) partial recovery outcomes; and 3) A market price estimation of the credit losses based on the differential in estimated market prices of a deferring versus non-deferring Trust Preferred issuers of the same credit rating.  The estimated credit loss under these methods resulted in a range of $0 to $1.5 million.

Upon the Staff’s request, and assuming the maximum credit loss estimate of $1.5 million, the Company evaluated the impact this would have had on certain historical quantitative results along with a set of qualitative factors. The results are described below.

Assuming a maximum $1.5 million credit loss estimate, the Company’s earnings impact would be as follows:

(amounts rounded to thousands)
	AMOUNT
Pre-tax OTTI		$(1,500)
Tax benefit		525
	$	(925)

At the request of the staff, the Company has also calculated the pro forma earnings impact, had the Company concluded the OTTI had occurred in any given quarter beginning with

Dave Irving
Division of Corporation Finance
September 28, 2010

September 30, 2009 (the period in which the initial deferral had occurred) through June 30, 2010.  The pro forma impact on a per share basis would have been as follows:

(dollars and shares in thousands, except per share amounts)
	QIII 2009	QIV 2009	QIV 2009 YTD	Q1 2010	QII 2010	QII 2010 YTD

Reported net loss	$(6,542)	$(6,340)	$(22,482)	$(762)	$(81,170)	$(81,932)
Outstanding shares	23,163	23,223	23,134	23,365	23,431	23,399
Earnings per share	$(0.28)	$(0.27)	$(0.97)	$(0.03)	$(3.46)	$(3.50)

OTTI after tax	$(0.05)	$(0.04)	$(0.04)	$(0.04)	$(0.04)	$(0.04)

% of Reported EPS			4%			1%

In addition, the staff requested that the Company calculate what the pro forma impact would have been on the Bank’s capital ratios had the OTTI been incurred in prior quarters.  As shown on the table below, the pro forma impact on capital would have been negligible and would not have made the difference between the Bank being in capital compliance or not:

	QIII 2009	QIV 2009	QI 2010	QII 2010
Reported Capital Ratios
Total Risk-based capital	10.99%	10.87%	10.99%	10.64%
Tier 1 Risk-based capital	9.74%	9.61%	9.73%	9.37%
Tier 1 Leverage	8.78%	8.58%	8.80%	8.22%

Proforma Capital Ratios
Total Risk-based capital	10.97%	10.84%	10.97%	10.61%
Tier 1 Risk-based capital	9.72%	9.58%	9.71%	9.35%
Tier 1 Leverage	8.75%	8.55%	8.77%	8.19%

Basis point impact
Total Risk-based capital	0.02%	0.03%	0.02%	0.03%
Tier 1 Risk-based capital	0.02%	0.03%	0.02%	0.02%
Tier 1 Leverage	0.03%	0.03%	0.03%	0.03%

The staff further requested that the Company analyze whether the pro forma impact of the credit loss (had it been incurred in prior periods) could be deemed material taking into consideration various qualitative factors.  As a result, the Company also considered the following qualitative factors:

•	Would the change mask a change in earnings or other trends?

Answer:  As provided for in the above analyses, there would have been an immaterial impact to the net loss and capital ratios reported in September 2009, December 2009,

Dave Irving
Division of Corporation Finance
September 28, 2010

March 2010 and June 2010 and it would not have masked any change in earnings or other trends.

•	Would the change hide a failure to meet analysts’ consensus expectations for the Company?

Answer:  The Company does not believe that, if the OTTI had been recognized in prior quarters, it would have hidden a failure to meet analysts’ expectations.    As indicated below, analysts’ expectations versus reported EPS versus pro forma EPS are as follows:

	QIII 2009	QIV 2009	QIV 2009 YTD	Q1 2010	QII 2010

Earnings per share	$(0.28)	$(0.27)	$(0.97)	$(0.03)	$(3.46)

Proforma earnings per share	$(0.32)	$(0.31)	$(1.01)	$(0.07)	$(3.51)

Analysts’ [mean] expected earnings per share	$(0.29)	$(0.08)	$(0.78)	$(0.07)	$(0.03)

As provided for above, actual earnings per share was less than analyst expectations in all periods with the exception of QIII 2009 and Q1 2010 with Q1 2010 proforma earnings per share meeting analyst expectation.  Although Q111 2009 would have changed from beating analyst mean expectations by one penny to not meeting analysts’ expectation by three pennies, the $(0.29) mean included five analysts in total, including one analyst who had initiated following the Company in June 2009 but had not provided any expectation for September 2009 and therefore, a $0.00 earnings was included in the mean calculated, which significantly skews the calculation of the mean giving the small number of analysts reporting and the fact that all that did estimated a loss.  The remaining four analysts, who had updated their projections for September 2009 earnings estimates on October 12, 2009, included estimates that were a low of $(0.44) to a high of $(0.34), all of which would have still been beat by the pro forma earnings for the quarter.

•	Would the change change a loss into income or vice versa?

Answer:  The change would not have changed a loss into income or vice versa and instead would have increased the net losses that have been recognized by the Company over the past 4 quarters.

•	Would the change concern a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability?

Dave Irving
Division of Corporation Finance
September 28, 2010

Answer:  As defined in accordance with FASB ASC 280, Segment Reporting, the Company has one reportable operating segment and as a result, this question is not deemed applicable.

•	Would the change affect the registrant's compliance with regulatory requirements?

Answer:  No. As indicated above, this impact does not impact the Company’s compliance with regulatory requirements as the Bank would still be deemed well capitalized for all periods and/or if the IMCR was in effect, did not change the non-compliance with this requirement.

•	Would the change affect the registrant's compliance with loan covenants or other contractual requirements?

Answer:  The change is not deemed to affect any compliance with loan covenants or contractual requirements for the registrant or any of its affiliates.

•	Would the change have the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation?

Answer:  This change would not have affected how management would have been compensated for 2009 or through 2010.

•	Would the change involve concealment of an unlawful transaction?

Answer:  No.  The Company believed it had properly treated the OTTI with respect to this security based upon generally accepted accounting principles. This change was as a result of changes to management’s method of estimating OTTI and does not represent any concealment of an unlawful transaction.

Based on this analysis, the Company concluded there is no material impact on prior quarters, both quantitatively and qualitatively. The  Company will adjust its financial statements prospectively for the OTTI impairment beginning with the quarter ending September 30, 2010.

The following represents the Proposed Disclosure for September 30, 2010:

The Company recorded an Other Than Temporary Impairment charge of $xxx.xx during the three months ended September 30, 2010 related to one currently deferring single issuer trust preferred security.  The $xxx.xx was comprised of a credit related charge of $xxx.xx and a

Dave Irving
Division of Corporation Finance
September 28, 2010

market valuation charge of $xxx.xx.  Based on the Company’s most recent evaluation, the Company does not expect the issuer to default on the security based primarily on the issuer’s subsidiary bank reporting that it meets the minimum regulatory requirements to be considered a “well capitalized” institution. However the Company recognizes the length of time the issuer has been in deferral, the difficult economic environment and some weakened performance measures increases the probability that a full recovery of principal and anticipated dividends may not be realized.

We hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  The staff’s other closing comments have been duly noted.

If you have any additional comments or questions, please direct such inquiries to the undersigned of this office.  Thank you for your prompt attention to this matter.

Sincerely,

Robert B. Crowl
EVP & CFO

cc:          Mr. Thomas X. Geisel, President and CEO
Mr. Jack Spidi, Esq. (Malizia Spidi & Fisch, PC)